SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of November 2001


                       FRESENIUS MEDICAL CARE CORPORATION
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F  [X]      Form 40-F  [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes  [ ]            No  [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

      On October 30, 2001, the Registrant announced its results for the three and nine-month periods ended September 30, 2001. A copy of Registrant's Investor News Release is annexed as an exhibit to this Report.

                                   EXHIBITS
                                   --------

Exhibit 99.1      Investor News Release dated October 30, 2001

                                  SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 1, 2001


                                FRESENIUS MEDICAL CARE
                                AKTIENGESELLSCHAFT


                                By: /s/ Ben Lipps
                                    -------------------------------------------
                                    Name:  Dr. Ben Lipps
                                    Title: Chairman of the Management Board

                                By: /s/ Josef Dinger
                                    -------------------------------------------
                                    Name:  Josef Dinger
                                    Title: Senior Vice President
                                           Controlling and Corporate Accounting